UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

AMENDMENT NO. 2

TO

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

QUMU CORPORATION

(Name of Subject Company)

QUMU CORPORATION

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

749063103

(CUSIP Number of Class of Securities)

Rose Bentley

Chief Executive Officer

Qumu Corporation

400 S. 4th Street, Suite 401-412

Minneapolis, MN 55415

(612) 638-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a Copy to:

April Hamlin, Esq.

Michael R. Kuhn, Esq.

Ballard Spahr LLP

2000 IDS Center

80 South 8th Street

Minneapolis, MN 55402

(612) 371-3211

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Qumu Corporation (“Qumu” or the “Company”) with the Securities and Exchange Commission on January 6, 2023, relating to the tender offer by Cosmos Merger Sub Inc., a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Enghouse Interactive, Inc., a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Enghouse Systems Limited, an Ontario corporation (“Enghouse”), disclosed in a Tender Offer Statement on Schedule TO, dated January 6, 2023 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of common stock of the Company, par value of $0.01 per share (the “Common Stock” or “Shares”) at a purchase price of $0.90 per share (the “Offer Price”), in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

This Amendment is being filed to amend and supplement the disclosure under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” to add the following paragraphs:

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

2022 Compensation Determinations

On January 30, 2023, the Qumu compensation committee made determinations relating to the achievement of performance goals under the annual company bonus plan for 2022 (the “2022 Company Bonus Plan”) and in respect of outstanding PSUs with a performance period ending December 31, 2022. For the fourth quarter 2022 and full year 2022, the financial results were prepared by Qumu’s management for the purposes of compensation determinations by the Qumu compensation committee and have not been audited or reviewed by Qumu’s independent registered public accounting firm.

2022 Company Bonus Plan

As previously reported, on March 30, 2022, the Qumu compensation committee adopted the 2022 Company Bonus Plan and set the cash incentive pay opportunities under the 2022 Company Bonus Plan for the Company’s eligible employees, which include Rose Bentley, Chief Executive Officer, and Thomas A. Krueger, Chief Financial Officer.

Under the 2022 Company Bonus Plan, the Qumu compensation committee determined target amounts of two performance goals for 2022, weighted equally: (1) software-as-a-service annual recurring revenue (referred to as SaaS ARR) growth as compared to 2021 and (2) quarterly operating cash flow, weighted equally by quarter except that if the full year 2022 operating cash flow target is met, this performance goal will be achieved at the 100% level. The Qumu compensation committee retained the discretion to include or exclude items from each of the performance goals and to determine the achievement of the performance goals for the purposes of calculating incentive pay under the 2022 Company Bonus Plan.

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The following table shows the 2022 quarterly and 2022 full year operating cash flow targets established by the Qumu compensation committee and Qumu’s actual performance for these periods (in thousands):

Operating Cash Flow	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY2022
Target	$(4,523)	$(3,581)	$(79)	$(431)	$(8,614)
Actual	$(4,863)	$(3,678)	$(1,427)	$(1,363)	$(11,331)

For 2022 SaaS ARR, the target amount under the 2022 Company Bonus Plan was $19.4 million representing growth of 51% over 2021 and Qumu’s actual 2022 SaaS ARR was $14.3 million, or a 12% increase from 2021. Accordingly, on January 30, 2023, the Qumu compensation committee determined that no bonus was earned by any participant in the 2022 Company Bonus Plan.

PSUs With 2022 Performance Period

As previously reported, on February 18, 2021, the Qumu compensation committee approved the award of PSUs to its executive officers and members of management, including Ms. Bentley. Because Mr. Kruger was not a Company employee at the time of grant, he did not receive a PSU award in 2021. Instead, on March 30, 2022, the Qumu compensation committee granted Mr. Kruger an award of 15,750 PSUs solely for the 2022 performance period, which represents approximately one-half of the PSU award that Mr. Krueger would have otherwise received as Chief Financial Officer in 2021.

On March 30, 2022, the Qumu compensation committee set the target amounts of five performance goals selected for 2022: net new customers, partner generated revenue as a percent of total revenue, annual recurring revenue, total gross retention rate and bookings. On January 30, 2023, the Qumu compensation committee determined that Qumu met two of the five performance goals for full year 2022, resulting in a percentage achievement of 66 2/3% for these PSUs. The following table shows the 2022 targets established by the Qumu compensation committee for these PSUs and Qumu’s actual performance for 2022:

Performance Goal	2022 Target	2022 Actual
Net New Customers (New Logos)	40	21
Partner Generated Revenue (as a % of Total Revenue)	31%	31%
Total ARR	$25.2 million	$19.4 million
Total Gross Retention Rate (GRR)	87%	90%
Bookings	$23.9 million	$15.5 million

Accordingly, with a percentage achievement of 66 2/3% for the 2022 performance period, the Qumu compensation committee determined on January 30, 2023 that Ms. Bentley will earn 5,936 of the 8,904 PSUs granted to her in 2021 and Mr. Krueger will earn 10,500 of the 15,750 PSUs. These are Company Achieved PSUs under the Merger Agreement.

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Additionally, on March 30, 2022, the Qumu compensation committee approved the award of 60,000 PSUs to each of Ms. Bentley and Mr. Krueger, with 30,000 of these PSUs vesting based upon achievement of 2022 performance goals. On March 30, 2022, the Qumu compensation committee set the target amounts of two performance goals for 2022, which were weighted equally: (1) net new logos or net new logo bookings and (2) partner revenue as a percent of total revenue. On January 30, 2023, the Qumu compensation committee determined that Qumu met one of the two performance goals for full year 2022, resulting in a percentage achievement of 50% of these PSUs. The following table shows the 2022 targets established by the Qumu compensation committee for these PSUs and Qumu’s actual performance for 2022:

Performance Goal	2022 Target	2022 Actual
Net New Customers (New Logos) or New Logo Bookings	40 or $9.2 million	23 or $1.6 million
Partner Generated Revenue (as a % of Total Revenue)	31%	31%

Accordingly, with a percentage achievement of 50% for the 2022 performance period, the Qumu compensation committee determined on January 30, 2023 that Ms. Bentley and Mr. Krueger will earn 15,000 of the 30,000 PSUs with a 2022 performance period, which are Company Achieved PSUs.

As provided in the Merger Agreement, each PSU, other than the Company Achieved PSUs, that is outstanding immediately before the Effective Time, including the portion of each outstanding PSU award relating to a 2023 performance period, will be canceled and forfeited to the Company without payment of any consideration therefor as of the Effective Time.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUMU CORPORATION

/s/ Rose Bentley
Rose Bentley
Chief Executive Officer
Dated: January 30, 2023

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